Thursday, February 09, 2017 10:18 AM

To our contacts in SEC

Thank you for taking your time yesterday in the telephone conversation about NAO. Being the Executive Chairman of NAO, I wish to write to you to explain the matters at hand as we see them. The market is volatile and unpredictable– today we have secured short term employment for two of our ships (just a few days) at £ 10,000 per day which is more than double only a week or two ago. Last Saturday (February 4) we obtained employment for another of our 10 vessel fleet at £ 15,000 pounds a day for a trip that lasted until today. There is a strong positive sentiment now in the PSV market market place.

Gary Wolfe, Attorney at Law, Seward & Kissel, New York may have further views. Please stay in touch with him. He is our US based Counsel. Mr. Wolfe is telling me it is not "normal" that a company is writing to SEC. However, sitting on the other side of the ocean, I would be involved personally at this time.

1. **Please bridge the gap of the PSV day rate used for years 2015 and 2014 of about $12,947 and from the third up to the end of the useful life (25 years) of $22,947 and why it is reasonable to use these two different figures**

   In the offshore and shipping tanker business the term Time Charter Equivalent (TCE) is used – in a TCE context the party leasing the ship normally pays for fuel consumption for the engines and port costs, if any, NAO sends the customer an invoice reflecting the agreed TCE rate. After the voyage, a separate invoice is issued, normally covering fuel consumption and port costs.

   The historical TCE rates for our Platform Supply Vessels are provided by a third party of high international reputation. They provide it for our type of vessels, all of high technical standards built at two Norwegian shipyards (8 plus two). TCE rates could be below our cash breakeven rates and the TCEs could bring NAO in minus cash wise. These TCE rates can fluctuate from low to high in the course of a week or two or a month, i.e. a very short time period.

   The longest periods when the TCE rates were depressed (lower than the 15 year average rate) was from November 2002 to November 2004 and since October 2014. The first two years we use a very low rate reflecting the last three years historical average TCE rate. Thereafter, we have used the 15 year rate going "backwards" in history. In order to appropriately consider a longer term depressed spot market rate our impairment assessment includes the first 2 year period with the last 3 year average historical rate when forecasting future rates.

   These assumptions are considered to be reasonable. Our undiscounted future cash flow is producing a significant excess cashflow than what is required under U.S. GAAP rules.

As of December 31st 2015, this excess value of future undiscounted cash flow for our 8 vessel fleet at the time amounts to $250 million on an aggregated basis. This is due to our young fleet which has an average remaining useful life of 22.5 years. We have addressed the sensitivity of our assessment to consist of longer periods of depressed market rates by calculating how long the recovery period from a depressed market state can be before our carrying values are not being recovered, which is 8 years from December 31, 2015 (please see question 4 for further information). We believe that the likelihood of this is remote as there are no indications from our customers, nor available information from the market place, that indicates a structural change of such a nature in the demand for our PSV vessels.

Below is a graph illustrating the average historical rates for the period January 1, 2001 through December 31, 2016.



(Rates from January 1, 2001 to December 31, 2016)

2. **Please bridge the gap of the PSV utilization rates used for the impairment analyses for the same periods described above in no. 1.**

   The utilization rate is not particularly relevant when judging the cash results. As a matter of policy we try to maximize income, ceteris paribus, i.e. all other factors are constant. We wish to have cargo on board our PSVs as long as we can. I tried to point at the in our conversation yesterday.

3. **Do you use the same assumptions used with your impairment analysis when providing similar information to creditors and with internal records?**

   We provide our creditors, Board of NAO, investment bankers and internal management all the same information on a completely open book basis.

4. **Please provide a fulsome sensitivity analysis FYE Dec. 31, 2015 and Sep. 30, 2016 manipulating the various assumptions around day-rates, utilization rates and break-even rates.**

    See above when it comes to utilization rates.

    Sensitivity analysis as of December 31, 2015:
    Using the three year average rate of $12,375 for 8 years (2016-2023), and 15 year historical average for the remainder of the useful life, would result in the carrying values not being recovered.

    A six year average historical rate approximates our cash break-even rate of $18,242.

    Using a ten year average historical rate would not result in the carrying values not being recovered, as this is higher than the 15 year average. This would further increase the excess value on an undiscounted value with approximately $100 million in aggregate up to $350 million.

    Using a five year average historical rate would result in the carrying values not being recovered for three of our vessels. This would decrease the excess value from $250 million to $21 million in aggregate of our fleet. Two of the vessels which would not have recovered their carrying value have a remaining useful life of 21 years and one vessel of 22 years, respectively.

    Sensitivity analysis as of September 30, 2016:
    Using the three year average rate of $8,894 for 4.5 years (4Q2016-1Q2021), and 15 year historical average for the remainder of the useful life, would result in the carrying values not being recovered.

    A seven year average historical rate approximates our cash break-even rate of $17,915.

    Using a ten year average historical rate would not result in the carrying values not being recovered, as this is higher than the 15 year average. This would decrease the excess value with approximately $28 million to $116 million.

    Using a five year average historical rate would result in the carrying values not being recovered for all of our vessels. However, our vessels have an average remaining useful life of 22 years.

5. **Please provide an analysis of how ASC 360-10-3530 was contemplated when determining the company's assumptions and its use of a 15 year look back.**

    We base our assumptions on an arithmetic average of the last 15 years for year three and beyond. The TCE market is volatile, and as such we do not deem it reasonable to give one year or period more prominence than another when projecting up to 22.5 years into the future.

6. **Were the Company's assets at risk of recoverability as of Sept. 30, 2016 due to the change in rates and challenging PSV market?**

   The assets were not at risk of recoverability as of September 30, 2016. There are no indications from our customers, nor available information from the market place, that indicates a structural change in demand for our PSVs.

7. **Are the cost assumptions of 1% reasonable and should they increase over the lifespan of a vessel?**

   Based on NAO historical experience with shipping and offshore we have noted that costs do not increase substantially when vessels are well maintained. As such we consider the recorded costs for the first three years of our operation as a reasonable basis for levels going forward. We acknowledge that some input factors may increase in price over time and to adjust for that we have added an annual growth factor of approximately 1 % per year. Please also note that costs could go down depending upon the market conditions.

8. **Overall, please provide an analysis as to why the Company's assumptions are reasonable, especially with regard to day-rates and utilization rates.**

   To predict the future is an extremely difficult task. We, the NAO Board, management and staff have as an overall policy to be very conservative. This line has been dominant for decades and will continue to be so. Therefore, Risk Management is a central dimension of our operations. When it comes to utilization rates, please see above.

   Our assumptions are reasonable above all because of our long experience in the shipping (tankers) and offshore business which in several ways have identical features and has shown that historical rate pattern is the best indicator for the future rates.

   We have no indications from our customers, nor available information from the market place, that indicates a structural change in demand for our PSVs.
   Our analysis shows it is clear that we are solidly in plus by using a timing of 10 years backwards or more.

   We wish to implement an offering now to shore up the company financially and to bring new assets into the company in the future in order to grow the company. We plan to implement this offering now for which reason we urgently look forward to receiving your reply.

Herbjorn Hansson
Nordic American Offshore Ltd. – NYSE
Executive Chairman

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Also for your information:

Herbjorn Hansson
Chairman & CEO

Nordic American Tankers Ltd – NYSE